Liquid Media Group Ltd. 202 – 5626 Larch Street Vancouver, British Columbia V6M 4E1, Canada NASDAQ: YVR

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders (the “Meeting”) of Liquid Media Group Ltd. (the "Company") will be held at the offices of Miller Thomson LLP, 400 – 725 Granville Street, Vancouver, British Columbia, at 10:00 a.m., on Tuesday, February 4, 2020 for the following purposes:

1.

To receive and consider the audited consolidated financial statements of the Company for the years ended February 28, 2018 and November 30, 2018, together with the reports of the auditors thereon;

2.

To fix the number of directors at five;

3.

To elect directors, as Class III directors, as more particularly set out in the accompanying Information Circular;

4.

To appoint Davidson and Company LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix their remuneration; and

5.

To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on December 31, 2019 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Odyssey Trust Company Attn: Proxy Department, 409 Granville Street, Suite 323, Vancouver, British Columbia, Canada, V6C 1T2, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia this 7th day of January, 2020.

BY ORDER OF THE BOARD

/s/ “Joshua Jackson”

Joshua Jackson

Chair